Exhibit 99.2

HOMERO DELBONI JR.
Senior Consultant
HDA Serviços S/S Ltda.
Alameda Casa Branca, 755, Cj. 161 - Jardim Paulista
São Paulo, SP Brazil 01408-001

CONSENT OF QUALIFIED PERSON

I, Homero Delboni, Jr., consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project: Araçuaí and Itinga Regions, Minas Gerais, Brazil, Phase 1 DFS and Phase 2 PFS update of the NI 43-101 Technical Report”, (the “Technical Report”) with an effective date of 24th February, 2022 by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated April 11, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this 25th day of May 2022.

“Homero Delboni, Jr.”
Homero Delboni, Jr. B.E., M.Eng.Sc., Ph.D., MAusIMM - CP (Metallurgy), MAusIMM #112813 Senior Consultant, Promon Engenharia